UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CuraGen Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23126R101

(CUSIP Number)

Stephen M. Schultz, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box (.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 23126R101

1	NAME OF REPORTING PERSON DellaCamera Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,758,988
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,758,988
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,758,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON DellaCamera Capital Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,758,988
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,758,988
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,758,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON DellaCamera Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,758,988
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,758,988
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,758,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON 00

1	NAME OF REPORTING PERSON Ralph DellaCamera, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,758,988
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,758,988
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,758,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN, HC

1	NAME OF REPORTING PERSON Andrew Kurtz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,758,988
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,758,988
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,758,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN, HC

1	NAME OF REPORTING PERSON Vincent Spinnato
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,758,988
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,758,988
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,758,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN, HC

This statement is filed with respect to the shares of the common stock, $0.01 par value (the “Common Stock”), of CuraGen Corporation (the “Issuer”), beneficially owned by the Reporting Persons (as defined below) as of March 4, 2009 and amends and supplements the Schedule 13D filed originally on January 15, 2009 (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are: DellaCamera Capital Master Fund, Ltd., a Cayman Islands exempted company (the “Master Fund”), DellaCamera Capital Fund, Ltd., a Cayman Islands exempted company (the “Offshore Fund”), DellaCamera Capital Management, LLC, a Delaware limited liability company (“DCM” and, collectively with the Master Fund and the Offshore Fund, the “Fund”), Ralph DellaCamera, Jr., a citizen of the United States (“Mr. DellaCamera”), Andrew Kurtz, a citizen of the United States (“Mr. Kurtz”) and Vincent Spinnato, a citizen of the United States (“Mr. Spinnato”) (together, the “Reporting Persons”). DCM is the Investment Manager of the Master Fund. Messrs. DellaCamera, Kurtz and Spinnato are the controlling persons of DCM.

Item 3. Source and Amount of Funds or Other Consideration

The Master Fund acquired the securities reported herein at an aggregate cost of $2,497,991 (including commissions). The funds used to purchase these securities were obtained from the general working capital of the Master Fund and margin account borrowings made in the ordinary course of business, although the Master Fund cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D has been supplemented by adding the following:

The Master Fund has submitted a notice to the Issuer nominating Ralph DellaCamera, Jr. and Richard P. Mansouri as candidates for election to the Issuer’s Board of Directors. The Reporting Persons intend to continue discussions with the Issuer’s management and/or Board of Directors regarding these and other matters.

A copy of the notice is attached hereto as Appendix IV and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a). The Reporting Persons as a group beneficially own 3,758,988 shares of Common Stock, representing 6.5% of the outstanding shares of Common Stock.

(b). None of the Reporting Persons has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by them.

Each of the Reporting Persons has shared power to vote and to direct the vote and shared power to dispose and to direct the disposition of the 3,758,988 shares of Common Stock beneficially owned by them.

(c). A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days other than the transactions previously reported on this Schedule 13D is attached hereto as Appendix I.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Appendix I: List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days.

Appendix II: Joint Filing Agreement (previously filed).

Appendix III: Instruction C Person Information (previously filed).

Appendix IV: Solicitation Notice from the DellaCamera Master Fund to the Issuer dated March 3, 2009.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	March 4, 2009

DELLACAMERA CAPITAL MASTER FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL MANAGEMENT, LLC

By: /s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr., Managing Member

/s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr.

/s/ Andrew Kurtz
Andrew Kurtz

/s/ Vincent Spinnato
Vincent Spinnato

APPENDIX I

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

Transactions Effected by DellaCamera Capital Master Fund, Ltd. in Common Stock

Date of transaction	Amount of securities Bought/ (Sold)	Price per share or unit (excluding commissions)	Where and how the transaction was effected
15-Jan-09	15,500	$0.64	Open Market
16-Jan-09	22,200	$0.66	Open Market
20-Jan-09	29,351	$0.66	Open Market
21-Jan-09	25,000	$0.64	Open Market
21-Jan-09	10,000	$0.65	Open Market
22-Jan-09	1,200	$0.61	Open Market
23-Jan-09	6,385	$0.63	Open Market
26-Jan-09	5,650	$0.60	Open Market
27-Jan-09	12,825	$0.64	Open Market
28-Jan-09	50,000	$0.64	Open Market
29-Jan-09	30,000	$0.60	Open Market
30-Jan-09	29,300	$0.59	Open Market
2-Feb-09	7,000	$0.60	Open Market
2-Feb-09	25,000	$0.57	Open Market
3-Feb-09	85,231	$0.62	Open Market
4-Feb-09	25,000	$0.64	Open Market
6-Feb-09	25,000	$0.60	Open Market
9-Feb-09	23,000	$0.60	Open Market
10-Feb-09	25,000	$0.60	Open Market
11-Feb-09	15,200	$0.56	Open Market
12-Feb-09	25,000	$0.56	Open Market
13-Feb-09	12,779	$0.58	Open Market
17-Feb-09	19,800	$0.58	Open Market
20-Feb-09	5,000	$0.60	Open Market

APPENDIX IV

DELLACAMERA CAPITAL MASTER FUND, LTD.

c/o DellaCamera Capital Management, LLC

461 Fifth Avenue, 10th Floor

New York, New York 10017

March 3, 2009

BY FEDEX AND FAX

CuraGen Corporation

322 East Main Street

Branford, Connecticut 06405

Attn: Corporate Secretary

Re:	Solicitation Notice to Nominate Candidates for

Election as Directors at the 2009 Annual Meeting of

Stockholders of CuraGen Corporation (“CuraGen”)

Gentlemen:

DellaCamera Capital Master Fund, Ltd., a Cayman Islands exempted company (the “DellaCamera Fund”), is currently the record holder of 1,000 shares of common stock of CuraGen, par value $.01 (the “Common Stock”), and the beneficial owner of an additional 3,757,988 shares of Common Stock. The DellaCamera Fund, a private investment fund, has a name and address on the CuraGen stock transfer ledger of DELLACAMERA CAPITAL MASTER FUND LTD at 461 FIFTH AVE 10TH FLOOR NEW YORK NY 10017. Because the record date for the CuraGen 2009 Annual Meeting of Stockholders (the “2009 Annual Meeting”) has not been announced publicly, the number of shares of Common Stock which will be owned beneficially or of record by the DellaCamera Fund as of such record date is not known. The DellaCamera Fund currently does not hold any proxies relating to any CuraGen shares.

In accordance with Article I, Section 7(C) of the CuraGen By-laws, the DellaCamera Fund hereby delivers this Solicitation Notice to CuraGen for the purpose of nominating the two (2) individuals (the “Stockholder Nominees”) specified below for election as Class II Directors of CuraGen at the 2009 Annual Meeting (or a special meeting held in lieu thereof). The DellaCamera Fund shall hereafter be referred to as the “Nominating Stockholder.”

THE STOCKHOLDER NOMINEES:

1.	Ralph DellaCamera, Jr.

Ralph DellaCamera, Jr., age 55, is a Managing Member and the Chief Investment Officer of DellaCamera Capital Management, LLC (“DCM”), the investment manager of the DellaCamera Fund. Prior to forming the DellaCamera Fund in 2005, Mr. DellaCamera was a Managing Director in the Leveraged Finance Groups of Guggenheim Capital Markets and Maxcor Financial, Inc. from 2002 to 2005. From 2000 to 2002, Mr. DellaCamera co-owned DellaCamera Giordano Securities, a broker/dealer based in Connecticut specializing in convertible and distressed securities. From 1986 until 1999, Mr. DellaCamera worked at Elliott Management Corporation (“Elliott”), a company that provides management services to Elliott Associates, L.P. and other affiliated private investment funds, as the head trader and senior risk manager. Mr. DellaCamera is a graduate of the University of New Haven.

As a Managing Member of DCM, Mr. DellaCamera may be deemed to have beneficial ownership of the securities of CuraGen owned directly by the DellaCamera Fund. As of the date of this notice, Mr. DellaCamera does not, directly or indirectly, beneficially or of record, own any CuraGen securities except as described in the preceding sentence.

The business address of Mr. DellaCamera is DellaCamera Capital Management, LLC, 461 Fifth Avenue, 10th Floor, New York, New York 10017.

2.	Richard P. Mansouri

Richard P. Mansouri, age 39, is a Portfolio Manager and Head of Research at DCM. Mr. Mansouri has been with DCM since August 2007, where his primary responsibilities consist of providing research, analysis, and trading recommendations for a wide variety of debt and equity investments, which include select investments in the biopharmaceutical space. Prior to joining DCM, Mr. Mansouri was a Partner/Member of Para Advisors LLC (“Para”), an investment management firm, where he worked from January 2002 through July 2007. Prior to Para, Mr. Mansouri was a Senior Analyst at Elliott, where he worked from January 1995 through September 2001. Mr. Mansouri has been in the financial industry since 1991, including holding positions at Lazard Freres & Co. and Investcorp International Inc. Mr. Mansouri graduated magna cum laude from the University of Pennsylvania with a B.S.E. degree from The Moore School of Electrical Engineering and a B.S.Econ. degree from The Wharton School.

As of the date of this notice, Mr. Mansouri does not, directly or indirectly, beneficially or of record, own any CuraGen securities.

The business address of Mr. Mansouri is DellaCamera Capital Management, LLC, 461 Fifth Avenue, 10th Floor, New York, New York 10017.

The Nominating Stockholder believes that the background and qualifications of the Stockholder Nominees shows them to be well qualified to serve on the CuraGen Board of Directors, and that each of the Stockholder Nominees would add value and would strengthen the quality of the entire CuraGen Board of Directors. It is the Nominating Stockholder’s present intention to deliver a proxy statement and form of proxy to a sufficient number of holders of CuraGen’s voting shares to elect the Stockholder Nominees. The Nominating Stockholder has not at this time engaged representatives or persons to assist in any proxy solicitation with respect to the 2009 Annual Meeting.

Neither of the Stockholder Nominees has held a position or office with or been a director of CuraGen, and none of the employers listed above are a parent, subsidiary or affiliate of CuraGen.

With respect to all securities of CuraGen purchased or sold by each of the Stockholder Nominees and the Nominating Stockholder within the past two (2) years, the dates on which such securities were purchased or sold and the amounts of such purchases or sales by each are set forth onSchedule 1 attached hereto.

No part of the purchase price or market value of any of the shares purchased and owned beneficially, directly or indirectly by either of the Stockholder Nominees or the Stockholder Nominee within the past two (2) years was borrowed or otherwise obtained for the purpose of acquiring or holding such securities, except as described below. In the normal course of its business, the Nominating Stockholder purchases securities using funds from its general account and funds borrowed against securities it already owns. The Nominating Stockholder cannot determine whether any funds allocated to purchase CuraGen securities were from the Nominating Stockholder’s general account or from borrowings against securities it already owns.

Neither of the Stockholder Nominees is, or within the past year was, a party to any contract, arrangement or understanding with any person with respect to any securities of CuraGen, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

Other than DCM, an associate of Mr. DellaCamera which may be deemed to have indirect beneficial ownership of the shares of Common Stock held directly by the DellaCamera Fund in DCM’s capacity as the investment manager of the DellaCamera Fund, no associate of the Stockholder Nominees owns any securities of CuraGen beneficially, directly or indirectly.

Neither of the Stockholder Nominees beneficially owns, directly or indirectly, any securities of any parent or subsidiary of CuraGen.

Except as previously noted regarding the capacity of each Stockholder Nominee in DCM (Mr. DellaCamera as a Managing Member of DCM and Mr. Mansouri as an employee of DCM), neither of the Stockholder Nominees has any arrangement or understanding between him and any other person, including the Nominating Stockholder, pursuant to which such Stockholder Nominee is to be selected as a director or nominee of CuraGen other than his consent to serve as a Director of CuraGen, if elected.

Neither of the Stockholder Nominees or any of their associates has any arrangement or understanding with any person with respect to any future employment by CuraGen or its affiliates or with respect to any future transaction to which CuraGen or any of its affiliates may be a party. The Nominating Stockholder and DCM have had and continue to have periodic discussions with CuraGen regarding methods of delivering additional value to the CuraGen stockholders, including the possible alternative deployment of CuraGen’s capital and possible utilization of CuraGen’s tax assets.

Neither of the Stockholder Nominees has a substantial interest, direct or indirect, by security holdings or otherwise, that will be acted upon at the 2009 Annual Meeting other than as to their election as directors.

In the past five (5) years, none of the Stockholder Nominees has been a party to or convicted in any legal or bankruptcy proceeding or subject to any judgment, order or decree of the type described in Item 401(f) of Securities and Exchange Commission (“SEC”) Regulation S-K.

Neither of the Stockholder Nominees nor any of their associates is a party adverse to or has a material interest adverse to CuraGen or any of its subsidiaries in any material pending legal proceeding.

Since the beginning of CuraGen’s last fiscal year, no Stockholder Nominee has been a party to or had or will have, a direct or indirect material interest in any transaction, series of transactions, or any currently proposed transaction or series of transactions, to which CuraGen or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000.

Neither of the Stockholder Nominees has any knowledge of any transaction described under Item 404(b) of Regulation S-K outside of what has been filed by CuraGen and third parties with the SEC and made publicly available.

Neither of the Stockholder Nominees was indebted to CuraGen or its subsidiaries at any time since the beginning of CuraGen’s last fiscal year in an amount in excess of $60,000.

Neither of the Stockholder Nominees has a family relationship with any director, executive officer, or other person nominated or chosen as of the date of this notice by CuraGen to become a director or executive officer.

With respect to the information of security ownership of certain beneficial owners and management of CuraGen, as required by Item 403 of Regulation S-K, neither of the Stockholder Nominees has any knowledge outside of what has been filed by CuraGen and third parties with the SEC and made publicly available.

Based solely on public filings to date, to the knowledge of the Stockholder Nominees, there has been no change in control of CuraGen since the beginning of CuraGen’s last fiscal year.

Each of the Stockholder Nominees would be deemed to be an “Independent Director” pursuant to the rules of NASDAQ.

Each of the Stockholder Nominees has consented to being named as a nominee in a proxy statement and on a proxy card and to serve as a director of CuraGen, if elected. Their signed consents are attached hereto.

If there is anything in this notice you do not understand or if you require any additional information please immediately contact Richard Mansouri at (212) 808-3565 or c/o DellaCamera Capital Management, LLC, 461 Fifth Avenue, 10th Floor, New York, New York 10017, or please contact Christopher P. Davis, Esq. at (212) 986-6000 or c/o Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176.

DELLACAMERA CAPITAL MASTER FUND, LTD.

By: /s/ Andrew Kurtz
Name: Andrew Kurtz, Director
Title: Director

SCHEDULE 1

Transaction Dates of CuraGen Corporation Securities by the Stockholder Nominees

Over the Past Two (2) Years

Purchases and Sales of CuraGen’s Securities

During the Past Two Years by

RALPH DELLACAMERA, JR. (As direct owner)

Date	Type of Transaction	Shares
None.

Purchases and Sales of CuraGen’s Securities

During the Past Two Years by

RICHARD P. MANSOURI

Date	Type of Transaction	Shares
None.

None of the Stockholder Nominees has executed any other transactions in connection with CuraGen Corporation securities over the past two (2) years.

Purchases and Sales of CuraGen’s Common Stock

During the Past Two Years by

DELLACAMERA CAPITAL MASTER FUND, LTD.

Date	Type of Transaction	Shares
24-Jul-08	Purchase	10,000
25-Jul-08	Purchase	2,200
25-Jul-08	Purchase	15,000
28-Jul-08	Purchase	35,000
29-Jul-08	Purchase	30,000
30-Jul-08	Purchase	25,000
31-Jul-08	Purchase	50,000
1-Aug-08	Purchase	23,928
4-Aug-08	Purchase	10,651
5-Aug-08	Purchase	25,000
7-Aug-08	Purchase	23,221
11-Aug-08	Purchase	21,200
12-Aug-08	Purchase	20,000
18-Aug-08	Purchase	5,400
19-Aug-08	Purchase	388
19-Aug-08	Purchase	5,700
20-Aug-08	Purchase	11,700
21-Aug-08	Purchase	3,000
22-Aug-08	Purchase	4,000
25-Aug-08	Purchase	43,607
26-Aug-08	Purchase	21,701
27-Aug-08	Purchase	5,014
28-Aug-08	Purchase	14,800
29-Aug-08	Purchase	17,100
2-Sep-08	Purchase	21,956
3-Sep-08	Purchase	3,700
4-Sep-08	Purchase	15,901
5-Sep-08	Purchase	4,900
8-Sep-08	Purchase	24,601
9-Sep-08	Purchase	25,000
10-Sep-08	Purchase	19,587
11-Sep-08	Purchase	4,700
12-Sep-08	Purchase	3,400
15-Sep-08	Purchase	25,000
15-Sep-08	Purchase	2,500
16-Sep-08	Purchase	5,350
17-Sep-08	Purchase	2,500
18-Sep-08	Purchase	9,500
19-Sep-08	Purchase	1,800
22-Sep-08	Purchase	50,000
23-Sep-08	Purchase	25,000

30-Sep-08	Purchase	25,000
15-Oct-08	Purchase	27,100
21-Oct-08	Purchase	58,691
22-Oct-08	Purchase	800
23-Oct-08	Purchase	25,000
27-Oct-08	Purchase	20,600
29-Oct-08	Purchase	14,405
30-Oct-08	Purchase	25,000
31-Oct-08	Purchase	200
31-Oct-08	Purchase	500
3-Nov-08	Purchase	50,000
4-Nov-08	Purchase	50,000
5-Nov-08	Purchase	55,000
6-Nov-08	Purchase	50,000
7-Nov-08	Purchase	50,000
10-Nov-08	Purchase	50,000
11-Nov-08	Purchase	75,000
12-Nov-08	Purchase	75,000
13-Nov-08	Purchase	100,000
14-Nov-08	Purchase	25,000
17-Nov-08	Purchase	50,000
18-Nov-08	Purchase	23,700
18-Nov-08	Purchase	25,000
19-Nov-08	Purchase	25,000
19-Nov-08	Purchase	11,300
20-Nov-08	Purchase	10,000
20-Nov-08	Purchase	20,439
21-Nov-08	Purchase	50,000
24-Nov-08	Purchase	30,838
25-Nov-08	Purchase	2,200
26-Nov-08	Purchase	16,990
28-Nov-08	Purchase	63
2-Dec-08	Purchase	200
3-Dec-08	Purchase	10,000
4-Dec-08	Purchase	6,245
5-Dec-08	Purchase	5,000
5-Dec-08	Purchase	37,357
8-Dec-08	Purchase	50,000
8-Dec-08	Purchase	20,000
9-Dec-08	Purchase	6,270
10-Dec-08	Purchase	19,060
11-Dec-08	Purchase	1,000
11-Dec-08	Purchase	21,865
12-Dec-08	Purchase	18,570
15-Dec-08	Purchase	44,148

16-Dec-08	Purchase	114,159
17-Dec-08	Purchase	25,000
18-Dec-08	Purchase	25,000
22-Dec-08	Purchase	76,000
23-Dec-08	Purchase	100,000
24-Dec-08	Purchase	50,000
26-Dec-08	Purchase	17,202
29-Dec-08	Purchase	100,000
30-Dec-08	Purchase	100,000
31-Dec-08	Purchase	100,000
2-Jan-09	Purchase	51,800
5-Jan-09	Purchase	70,000
6-Jan-09	Purchase	32,200
7-Jan-09	Purchase	102,839
8-Jan-09	Purchase	61,251
9-Jan-09	Purchase	27,751
12-Jan-09	Purchase	89,199
13-Jan-09	Purchase	101,400
14-Jan-09	Purchase	33,200
15-Jan-09	Purchase	15,500
16-Jan-09	Purchase	22,200
20-Jan-09	Purchase	29,351
21-Jan-09	Purchase	25,000
21-Jan-09	Purchase	10,000
22-Jan-09	Purchase	1,200
23-Jan-09	Purchase	6,385
26-Jan-09	Purchase	5,650
27-Jan-09	Purchase	12,825
28-Jan-09	Purchase	50,000
29-Jan-09	Purchase	30,000
30-Jan-09	Purchase	29,300
2-Feb-09	Purchase	7,000
2-Feb-09	Purchase	25,000
3-Feb-09	Purchase	85,231
4-Feb-09	Purchase	25,000
6-Feb-09	Purchase	25,000
9-Feb-09	Purchase	23,000
10-Feb-09	Purchase	25,000
11-Feb-09	Purchase	15,200
12-Feb-09	Purchase	25,000
13-Feb-09	Purchase	12,779
17-Feb-09	Purchase	19,800
20-Feb-09	Purchase	5,000

Purchases and Sales of CuraGen’s 4% Convertible Subordinated Notes Due 2011

During the Past Two Years by

DELLACAMERA CAPITAL MASTER FUND, LTD.

Date	Type of Transaction	Principal Amount of Notes
11-Oct-07	Purchase	$1,000,000
12-Oct-07	Purchase	$1,000,000
15-Oct-07	Purchase	$500,000
16-Oct-07	Purchase	$1,000,000
18-Oct-07	Purchase	$1,000,000
23-Oct-07	Purchase	$500,000
09-May-08	Sale	($5,000,000)

DellaCamera Capital Master Fund, Ltd. has not executed any other transactions in connection with CuraGen Corporation securities over the past two (2) years.

Consent of Stockholder Nominee

In connection with the 2009 annual meeting of CuraGen Corporation (the “Company”) stockholders, I hereby consent to being named as a Stockholder Nominee in a proxy statement and on a proxy card and to serve as a director of the Company if so elected.

Date: March 3, 2009

/s/ Ralph DellaCamera, Jr.
Name: Ralph DellaCamera, Jr.

Consent of Stockholder Nominee

In connection with the 2009 annual meeting of CuraGen Corporation (the “Company”) stockholders, I hereby consent to being named as a Stockholder Nominee in a proxy statement and on a proxy card and to serve as a director of the Company if so elected.

Date: March 3, 2009

/s/ Richard P. Mansouri
Name: Richard P. Mansouri